Filed Pursuant to Rule 424(b)(3)

Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED DECEMBER 19, 2019

TO THE PROSPECTUS DATED APRIL 30, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2019, (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our board of directors; and

•	to otherwise update our Prospectus.

Board of Directors Update

Effective December 19, 2019, our board of directors (the “Board”) appointed Catherine Long as a director to fill a vacancy on the Board resulting from the resignation of Wade W. Hundley. The Board also confirmed that Ms. Long qualifies as an “independent director” as defined in our charter and as an “audit committee financial expert” as that term is defined by rules promulgated by the Securities and Exchange Commission and appointed Ms. Long as a member of the Board’s Audit Committee, Affiliate Transaction/Conflicts Committee and Compensation Committee.

Updates to the Prospectus

Management

The following updates the section of the Prospectus titled “Management—Directors and Executive Officers”:

Name	Age	Position
Catherine Long	63	Independent Director

Ms. Long has been a director of the Company since December 2019. Ms. Long is a co-founder and the Chief Financial Officer and Treasurer of STORE Capital Corporation (NYSE: STOR), an internally managed net-lease real estate investment trust formed in 2011 to focus on single tenant operational real estate of middle market companies across the United States. As Chief Financial Officer, her responsibilities include financial planning, asset-liability management, treasury, accounting and controls, and serving on STORE Capital’s executive investment committee. Prior to co-founding STORE Capital, she served as the Chief Financial Officer and Treasurer of Spirit Finance Corporation, a net-lease real estate investment trust, from its inception in 2003, through its initial public offering in 2004 and until 2010 when the company was taken private. Before that, Ms. Long served in various capacities with the real estate company Franchise Finance Corporation of America (FFCA) and its successor, GE Franchise Finance, including Principal Accounting Officer, actively participating in FFCA’s securitization transactions, limited partnership rollup and subsequent public offering. Prior to 1990, Ms. Long served with the international public accounting firm of Arthur Andersen, where she was a senior manager specializing in the real estate industry. Ms. Long holds a B.S. in accounting from Southern Illinois University and has been a certified public accountant since 1980. We believe Ms. Long’s extensive experience managing real estate investment trusts and her accounting expertise make her a valuable member of our board of directors.